FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For November 10, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [ X ]                 Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ] If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit         Date                 Description of Exhibit
   -------         ----                 ----------------------

      1      11/10/2003      Letter to ADR holders

      2      11/10/2003      Notice of Termination of Crosswave Communications
                             Inc. American Depositary Shares ("ADSs") representing Common Shares

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Crosswave Communications Inc.


Date: November 10 , 2003                   By:  /s/ Masaaki Oka
                                              ------------------------------
                                                Masaaki Oka
                                                Reorganization Administrator

Exhibit 1

                                                               November 10, 2003

Dear ADR holders:

Please be re-notified the below;

Crosswave Communications, Inc. ("the Company") and its Japanese subsidiaries, Crosswave Facilities Inc. and Crosswave Services Inc., received an order for the commencement of corporate reorganization proceedings from the Tokyo District Court on August 28, 2003. The court appointed Masaaki Oka to serve as the reorganization administrator for the Company and its subsidiaries.

As you may know, ADR holders do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against the Company. The depositary is the registered shareholder of the deposited shares underlying the American Depositary Shares ("ADSs"), and therefore only the depositary can exercise the rights of shareholders in connection with the deposited shares. However, even shareholders are unable to exercise their voting rights if the company's liabilities exceed its assets upon the commencement of the reorganization proceedings under the reorganization law of Japan.

The Company's ADSs were removed from quotation of the Nasdaq Stock Market at the opening of business on August 29, 2003 as a result of the Company's announcement of filing a voluntary petition for the commencement of corporate reorganization proceedings. We do not have any plans to encourage quotation of our ADSs on the OTC Bulletin Board (OTCBB) or other markets. Any market for our ADSs is likely to be highly illiquid.

As of June 30, 2003, the Company's liabilities exceeded its assets. If the Company is determined through the reorganization proceedings to have liabilities greater than its assets, shares of the Company's common stock and ADSs representing such shares will most likely lose all value. The Tokyo District Court typically only approves a reorganization plan which extinguishes existing shareholders.

We truly regret having to petition for the commencement of corporate reorganization, but please understand that it was necessary in order to continue the provision of telecommunication services to the Company's clients.


Yours sincerely,
By      /s/ Masaaki Oka
        -----------------------------
Name:   Masaaki Oka
Title:  Reorganization Administrator

For your information:

Q:
What is the Japanese Corporate Reorganization Law? Is it similar to Chapter 11 bankruptcy in the United States?

A:
Under the Japanese Corporate Reorganization Law, a company may apply to a court for commencement of corporate reorganization proceedings ("CRP"). CRP is similar in respects to Chapter 11 of the United States Bankruptcy Code in that it allows a company to reorganize its business and its finances in order to continue the business operations of the company. After receiving a petition for CRP, a court will normally grant a preservative administration order by which a preservative administrator is appointed and the company's assets are temporarily protected from creditors. The company continues its business operations under the authority of the preservative administrator, the successor to the pre-petition management, who is normally an attorney-at-law and who is charged with investigating the financial condition of the company with the assistance of a certified public accountant, and studying the feasibility of a successful reorganization of the company. This process typically takes one to two months, though it can be substantially longer. Unlike "debtor in possession" bankruptcies in the United States, prior directors and officers forfeit their prior power to manage the company and dispose of its assets.

If the preservative administrator finds that the company has a good chance to be successfully reorganized under CRP, the court will issue an order for the commencement of CRP and will appoint a reorganization administrator to assume responsibility for the company. The reorganization administrator is normally the former preservative administrator. The reorganization administrator will then seek a financial sponsor, typically an entity that is willing to provide financial assistance in order for the debtor company to maintain liquidity and continue its business operations. If the company successfully finds a financial sponsor, the court will appoint an additional reorganization administrator who is usually a business person chosen by the financial sponsor. If the preservative administrator finds, however, that the company is unlikely to be successfully reorganized under CRP, the court is likely to reject the CRP petition and therefore a liquidation of the company's assets will occur, similar in respects to Chapter 7 of the United States Bankruptcy Code.

If the order is given to begin CRP, a number of procedures are carried out. First, the court will notify creditors of the CRP and provide them with the opportunity to verify their credit claims with the court. The reorganization administrator checks the nature and amount of the claims. Second, the reorganization administrator will audit company properties with the goal of clearly identifying the company's assets, estimating the degree of recovery possible for the creditors and assessing the values of the secured claims. Third, the reorganization administrator will propose a reorganization plan, including a repayment schedule. If the company's liabilities are greater than its assets, the reorganization plan will typically include a provision which extinguishes all existing equity shares held by shareholders at the date the plan becomes effective. At the same time, the company may issue new shares to creditors as part of a debt-equity swap or to parties providing additional financing. As a result, prior shareholders would most likely lose all rights and value in their shares by operation of law with no consideration deliverable to such shareholders. Fourth, creditors vote whether to approve the reorganization plan and the court then endorses the plan, unless it is deemed unfair or unlawful.

Exhibit 2

   Notice of Termination of Crosswave Communications Inc. American Depositary
                   Shares ("ADSs") representing Common Shares

We refer to the provisions of the Amended and Restated Deposit Agreement (the "Deposit Agreement") dated as of February 18, 2003 between Crosswave Communications Inc. ("Crosswave"), JPMorgan Chase Bank, as Depositary (the "Depositary") and all Owners and holders from time to time of American Depositary Receipts ("ADRs") issued thereunder. In light of the reorganization proceedings involving Crosswave, Crosswave has instructed the Depositary that it will not appoint a successor to the Depositary.


We respectfully draw your attention to the termination provisions of paragraph
(21) of your ADR certificate. In accordance with the terms and conditions set forth therein, we hereby give notice of termination of the Crosswave ADR facility effective at the close of business (New York time) on February 27, 2004. At this time, you have the option to surrender your Crosswave ADRs to JPMorgan Chase Bank for cancellation and delivery of the Deposited Securities or cash represented thereby. This option to cancel your Crosswave ADRs will expire one year from such date of termination, i.e. February 28, 2005. If you choose to exercise this option, kindly surrender your ADRs along with instructions as to where the Crosswave common shares should be delivered. Please send such cancellation instructions to:



                           JPMorgan Service Center
                           C/o EquiServe
                           150 Royall Street
                           Canton, MA 02021
                           Mail Stop 45-02-54
                           Attn: Robert Salvati

ADRs must be accompanied by payment of the cancellation fee of $5.00 per 100 ADSs or fraction thereof plus a $7.50 cable fee. Example A: 200 ADSs = $10.00 + $7.50 = $17.50. Example B: 350 ADSs = $20.00 + $7.50 = $27.50. If you are
surrendering an ADR certificate for cancellation directly to the Depositary, you must complete the enclosed cancellation form in its entirety and return it to the Depositary. The Depositary will endeavor to process cancellation requests for whole Crosswave ADSs only.

PLEASE NOTE: IN LIGHT OF THE REORGANIZATION OF CROSSWAVE, IT IS POSSIBLE THAT THE ADSs AND SHARES REPRESENTED THEREBY ARE OR MAY BE WORTHLESS OR MAY HAVE ONLY NOMINAL VALUE. AS A RESULT, YOU SHOULD CONSULT WITH A FINANCIAL ADVISOR BEFORE YOU DECIDE TO CANCEL YOUR ADSs AND SEEK DELIVERY OF THE DEPOSITED SECURITIES.

THE METHOD OF DELIVERY OF ADRs IS AT THE OPTION AND RISK OF THE HOLDER OF ADRs. IF DELIVERY IS BY MAIL, IT SHOULD BE MADE BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. DEPOSITS IN THE MAIL DO NOT CONSTITUTE DELIVERY TO JPMORGAN CHASE BANK. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

According to the terms and conditions set forth in the Deposit Agreement, as soon as practicable after the expiration of one year from such date of termination, i.e. February 28, 2005, the Depositary may sell any remaining Deposited Securities, if any, in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales, if any, together with any distributions received prior to such sale or the U.S. Dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the ADRs which have not theretofore been surrendered for cancellation. After making such sale, the Depositary shall be discharged from all obligations whatsoever to the holders of the ADRs, except to make distribution of the net proceeds of the sale and other distributions, if any, (after deduction of all charges and expenses of the Depositary) upon surrender of the ADRs. In light of the current circumstances surrounding Crosswave and its reorganization, it is highly unlikely that the Depositary will be able to sell or receive any value for any Deposited Securities it may hold on February 28, 2005. Unless a market exists for the Deposited Securities and the value of the Deposit Securities exceeds the cost of such sale, the aggregate cancellation fees owing the Depositary and the costs of processing such sale, the Depositary may not sell any Deposited Securities it holds on February 28, 2005 or, even if sold, may not have sufficient funds to distribute on the surrender of ADRs.

Under the Interest and Dividend Tax Compliance Act of 1983, as amended, payers must generally withhold 28 percent of interest, dividend, and certain other payments if U.S. resident payees fail to furnish payers with the correct taxpayers identification number ("TIN"). This is referred to as backup withholding and certain penalties may also apply if such number is not provided. The TIN for most individual taxpayers is that taxpayer's social security number.



IF YOU ARE UNABLE TO LOCATE YOUR ADRs OR HAVE ANY QUESTIONS, PLEASE CALL THE JPMORGAN SERVICE CENTER (781) 575-4328.

Dated: November 10, 2003.